Exhibit 4.2

[LOGO]

THE ORIGIN ENERGY SENIOR EXECUTIVE
OPTION PLAN

ORIGIN ENERGY LIMITED
ACN 000 051 696

Offer of free Options to acquire Origin Energy ordinary
shares at an exercise price of $3.56 under the Origin
Energy Senior Executive Option Plan

NOTES:

This Offer is dated 21 November 2002 and expires at 5.00pm (Australian Eastern Standard Time) on 5 December 2002. No options will be granted on the basis of this Offer later than 19 December 2002.

DETAILS OF THE OFFER AND PRINCIPAL TERMS OF OPTIONS

Offer Period

•	The Offer of Options pursuant to this Plan opens on 21 November 2002 and closes at 5.00pm (Australian Eastern Standard Time) on 5 December 2002 (“Offer Period”).

•
You may accept this Offer at any time during the Offer Period by completing and signing the attached Application Form and returning it to the Company Secretary, Origin Energy at Level 39, AMP Centre, 50 Bridge Street, Sydney, prior to the close of the Offer Period.

The Options

•	No price is payable on application for the Options.

•	Each Option is an Option to subscribe for one ordinary Origin Energy share or such other number of shares adjusted in accordance with the terms of the Plan.

•	The Options will be unlisted.

•	Origin Energy will apply to Australian Stock Exchange Limited (“ASX”) for official quotation of Origin Energy ordinary shares issued on exercise of the Options.

Exercise Price of Options

•	The exercise price in relation to each Option is $3.56. This exercise price may only be adjusted in accordance with the terms of the Plan.

“Hurdle” for the Exercise of Options

•	Targets, called exercise hurdles, in respect of the Options must be met before the Options may be exercised.

•
Options will be exercisable to the extent to which the exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return (“TSR”) of Origin Energy Limited to the TSR of companies in the Reference Group during the exercise period of Options relative to 30 September 2002. The percentage of Options which may be exercised following such comparison is determined by the following sliding scale:

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If at any time during the period during which Options are otherwise exercisable, the ranking of the TSR of Origin Energy:	The percentage of Options which become exercisable is:

Does not reach the 50th percentile of the TSR of the companies in the Reference Group	0%

Reaches the 50th percentile of the TSR of the companies in the Reference Group	50%*

Reaches or exceeds the 75th percentile of the TSR of the companies in the Reference Group	100%

*	The percentage of options which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.

For the purposes of the above:

The TSR of Origin Energy and each company in the Reference Group is measured by the index maintained by ASX which calculates the share price movement of shares after the notional reinvestment of dividends paid on the share in the purchase of additional shares at the market price prevailing on the date the share begin trading ex the relevant dividend; and

The composition of the Reference Group will be confirmed by the Origin Board at its meeting on 13 December 2002. The confirmed Reference Group listing will be attached to the Option certificates.

Exercise of Options

•
Subject to attainment of the exercise hurdle and the acquisition of Origin Energy ordinary shares pursuant to the exercise of the Options not contravening the Corporations Law, the Listing Rules or Origin Energy policy, the Options may be exercised at any time after the third anniversary of the grant of the Options and prior to the fifth anniversary of the grant of the Options. You should read clauses 7.1 and 7.2 of the Rules of the Plan carefully.

•
In certain circumstances the Options may be exercised prior to the third anniversary of their grant. In certain other circumstances the Options may lapse. You should read clauses 7.1 and 7.2 of the Rules of the Plan carefully.

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Participation in Future Share Issues

•	You will only participate in future share issuances, including bonus issues, if you have exercised your Options at that time and provided that such exercise is permitted by the terms of the Options.

•
If Origin Energy makes a rights issue of ordinary shares and you hold unexercised Options, you will not participate in the rights issue, although there will be an adjustment to the exercise price of the Options.

•
If Origin Energy makes a bonus issue of ordinary shares, the number of shares which will be issued on exercise of any Options will be increased to include the bonus shares to which you would have been entitled had you exercised the Options prior to the bonus issue. No adjustment is made to the exercise price of the Options in respect of bonus issues.

Important Notice

•	You should read carefully the Rules of the Plan which are attached.

•
Paragraphs (c), (d) and (e) of clause 7.2 of the Rules of the Plan specify certain circumstances in which the Options may be exercised if your employment with Origin Energy terminates prior to the third anniversary of the date of grant of the Options. Paragraphs (b) and (c) of clause 7.3 specify certain circumstances in which Options will lapse as a consequence of your ceasing to be employed by Origin Energy.

•
Your acceptance of the offer of these Options will of course be on the basis that these rules will apply to you, together with the other Rules of the Plan, and that you will have no right to exercise the Options or any of them nor any right to claim any damages, compensation or otherwise if:

(i)	the Options do not become exercisable as a consequence of the terms of paragraph (e) of clause 7.2; or
(ii)	the Options lapse pursuant to paragraphs (b) or (c) of clause 7.3 whether as a consequence of the termination by Origin Energy of your employment or otherwise.

•
You would be aware that shares fluctuate in value and there is no guarantee that the market value of Origin Energy ordinary shares will be maintained. There is no guarantee as to what dividends (if any) will be paid on Origin Energy ordinary shares in the future since these depend on the profits and prosperity of Origin Energy. Accordingly, you are urged to obtain independent professional financial advice if you are unsure as to whether you wish to participate in this Offer and you should also obtain independent taxation, legal or financial advice if you have any doubt as to the terms and conditions of the Offer or if you do not understand any aspect of it.

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This offer has been duly signed by Grant A King, Managing Director of Origin Energy Limited, on behalf of the Company.

Dated this 21st day of November 2002

Grant A King Managing Director

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Rules of the Origin Energy Senior Executive Option Plan

Note:
These rules were developed in accordance with Shareholder approval, received at the 13 November 1995 Annual General Meeting of Boral Limited. The Exercise Price and Exercise Hurdle set out respectively in paragraphs 3.1(a) and 3.2(a), below, applied to the initial offer of Options, all of which were made before the 1996 Annual General Meeting of Shareholders.

1.	Establishment of the Origin Energy Senior Executive Option Plan

1.1	The purpose of the Plan is to:

(a)	attract quality Senior Executives to Origin Energy;

(b)	motivate and retain Senior Executives of Origin Energy;

(c)	create commonality of purpose between the Senior Executives and Origin Energy;

(d)	add wealth to all shareholders by motivating the Senior Executives; and

(e)	enable the Senior Executives to share the rewards of the success of Origin Energy.

1.2	The Plan shall take effect on the date that the shareholders of the Company approve the establishment of the Plan pursuant to the ASX Listing Rules.

1.3
The Plan may be terminated or suspended at any time by resolution of the Board. Termination or suspension of the Plan pursuant to this clause 1.3 shall not affect the rights of Senior Executives who were granted Options prior to such termination or suspension.

1.4	The Plan may be amended from time to time by resolution of the Board subject to the shareholders of the Company approving any such amendment to the Plan in accordance with the ASX Listing Rules.

2.	Administration of the Plan

2.1	The Plan shall be administered by the Board which shall have power to:

(a)	determine appropriate procedures for administration of the Plan consistent with the Rules;

(b)	resolve conclusively all questions of fact or interpretation in connection with the Plan; and

(c)	determine, in accordance with clause 3, the Exercise Price and Exercise Hurdle in respect of any Options offered to a Senior Executive.

2.2
Subject to clause 4, the number of Options (if any) to be offered from time to time to Senior Executives and the time at which Options may be offered to Senior Executives shall be determined by the Board in its discretion.

3.	Exercise Price and Exercise Hurdle

3.1	(a) The Exercise Price in respect of the first offer of Options to Senior Executives made after the commencement of the Plan will be $3.60.

(b)	In relation to subsequent offers of Options under the Plan, the Board will determine the Exercise Price in respect of each Option offered to a Senior Executive which shall be the sum of:

(i)
the average of the last sale price of Shares traded on the ASX on each of the five Business Days immediately before the date that the Board approves the offer of the Option to the Senior Executive; and

(ii)	such margin, if any, over the price determined pursuant to paragraph (b)(i) above as may be specified by the Board in its absolute discretion,

PROVIDED THAT unless permitted by law, the Exercise Price shall not be less than the par value of the Shares, if any.

3.2	(a) The Exercise Hurdle in respect of the first offer of Options to Senior Executives made after the commencement of the Plan will be that the average of the last sale price of Shares traded on the ASX for any twenty consecutive trading days at any time after the date of the grant of those Options must have been greater than or equal to $3.94.

(b)
In relation to subsequent offers of Options under the Plan, the Board will determine an Exercise Hurdle in respect of each Option to be offered to a Senior Executive which must be attained before that Option may be exercised.

(c)	If, during the life of any Option:

(i)	Shares are offered for subscription by the Company in the circumstances described in paragraphs (a) and (b) of clause 9.2;

(ii)	Shares are issued by the Company in the circumstances described in clause 10.1; or

(iii)	any reconstruction of the issued capital of the Company occurs as described in clause 11; the Exercise Hurdle may be adjusted in such manner as the Board shall determine to be fair and equitable.

4.	Number of Options to be Offered

4.1
The Company shall not offer or issue any invitations to subscribe for any Options to a Senior Executive under the Plan if the total number of Shares which would be issued if those Options were to be exercised at that time, when aggregated with:

(a)
the number of Shares which would be issued on the exercise of any outstanding Options and on the exercise of any Options which would be granted if all other outstanding offers or invitations to acquire Options were accepted;

(b)	the number of Shares which would be issued on the exercise of any other options granted by the Company to Senior Executives, including executive directors;

(c)	the number of existing Shares which at that date are held on trust for the members of the Origin Energy Executive Share Plan by the trustee of that Plan;

(d)
the number of shares issued pursuant to the Origin Energy Employee Share Plan in respect of which moneys are owing by the participants in that Plan to the Company or the participant’s employer under loans made to participants to subscribe for shares under that Plan, exceeds 5% of the total number of issued Shares at the time of such offer or invitation.

4.2
The Company shall not offer or issue any invitations to subscribe for any Options to a Senior Executive under the Plan if the total number of Shares which would be issued if those Options were to be exercised at that time, when aggregated the number of Shares which would be issued on the exercise of any outstanding Options and on the exercise of any Options which would be granted if all other outstanding offers or invitations to acquire Options were accepted, exceeds 2% of the total number of issued Shares at the time of such offer or invitation.

5.	Offer of Options

5.1
The Board in its discretion may from time to time, subject to the terms of the Plan, resolve to offer Options to a Senior Executive or Senior Executives for such consideration, which may be nominal, as the Board may determine. Any offer of Options shall be personal and shall not be assignable.

5.2	Each offer of Options pursuant to the Plan must:

(a)	be in writing;

(b)	be made in accordance with the Corporations Law, the ASX Listing Rules and these Rules; and

(c)	otherwise be on the terms which the Board may in its discretion from time to time determine.

5.3	Each offer of Options must:

(a)	be accompanied by a copy of these Rules;

(b)	specify the Exercise Price, the Exercise Hurdle, the consideration, if any, payable on the grant of the Options and the period of the offer and the manner of its acceptance.

5.4	A Senior Executive may accept the offer of Options within such time as is specified in the offer document.

6.	Grant of Options

6.1
Where the Company receives a valid acceptance of an offer of Options pursuant to these Rules, it shall grant the Options to the Senior Executive within five Business Days of receipt of the valid acceptance and shall issue to the Senior Executive a certificate in respect of the Options granted (including on the back of the certificate a notice of exercise of the Option).

6.2
Options must be issued in accordance with these Rules and each Senior Executive to whom Options are granted will be taken to have agreed to be bound by these Rules and the terms upon which those Options were granted.

6.3	The Options will not be listed on any stock exchange.

6.4	The Options are not transferable except with the prior approval of the Board.

7.	Right to Exercise Options

7.1	Options, once granted, may be exercised at any time during the period specified in clause 7.2, PROVIDED THAT:

(a)	the Exercise Hurdle in respect of those Options has been attained; and

(b)
the acquisition of Shares pursuant to the exercise of the Options does not contravene the Corporations Law, the ASX Listing Rules or any policy established by the Company applicable to dealing in Shares by Senior Executives.

7.2	The Options may only be exercised during the period commencing on the earliest of:

(a)	the third anniversary of the date of grant of the Options;

(b)	the day on which any person:

(i)	who is not entitled to any voting shares in the Company or is entitled to not more than 20% of those voting shares, makes an acquisition of any such voting shares; or

(ii)	announces or gives the Company notice of a proposal under which the person intends to make an acquisition of any such voting shares,

being in either case, an acquisition as a consequence of which that person will be entitled to more than 20% of the voting shares in the Company;

(c)	upon the retirement of the Senior Executive after he or she has attained the age of 62 years;

(d)	upon the termination of the employment of the Senior Executive due to his or her death or permanent disablement;

(e)	upon the termination of the employment of the Senior Executive in circumstances where the Board in its absolute discretion determines that the Options should be exercisable;

and ending on the earliest of:

(f)	the fifth anniversary of the date of issue of the Options;

(g)	the day which is six months after the death of the Senior Executive; and

(h)	the day on which the Option lapses pursuant to clauses 7.3(b) or (c).

7.3	An Option shall lapse if it has not been exercised by:

(a)	the earlier of the days specified in clauses 7.2(f) and (g); or

(b)
the day on which the Senior Executive ceases to be employed by Origin Energy by reason of the exercise by the Company or any of its Controlled Entities of an express right of termination specifically conferred by the terms of the Senior Executive’s employment as a consequence of the Senior Executive’s misconduct, wilful neglect in the discharge of his or her duties, serious or persistent breach of the provisions of the terms of his or her employment, the Senior Executive being charged with a criminal offence which in the reasonable opinion of the Board brings the Company, or any of its Controlled Entities, into serious disrepute, the Senior Executive becoming bankrupt or insolvent or making an arrangement with his or her creditors generally or the Senior Executive becoming ineligible to hold the office as a director of a company; or

(c)
the expiration of the period of six months after the Senior Executive gives notice of termination of employment (whether or not the Senior Executive abridges that notice or the Company or any of its Controlled Entities and the Senior Executive agree to abridge or waive that notice).

7.4
Options may be exercised on one occasion with respect to all of the Options held by a Senior Executive or on each of several occasions with respect to part of those Options, but in that case the Options must be exercised in a minimum of 10,000 Options and in multiples of 10,000 Options.

8.	Manner of Exercise of Options

8.1	Options may only be exercised by delivery to the Company’s Secretary (at a time when the Options may be exercised) of:

(a)
the certificate for the Options or, if the certificate for the Options has been lost, mutilated or destroyed, a declaration to that effect, accompanied by an indemnity in favour of the Company against any loss, costs or expenses which might be incurred by the Company as a consequence of its relying on the declaration that the certificate has been lost, mutilated or destroyed;

(b)	a notice addressed to the Company and signed by the Senior Executive stating that the Senior Executive exercises the Options and specifying the number of Options which are exercised; and

(c)	payment to the Company in cleared funds of the Exercise Price in respect of which the Options are exercised.

8.2	If the items specified in clause 8.1 are delivered in accordance with that clause, the Company shall:

(a)
immediately allot to the Senior Executive the Shares credited as being fully paid in respect of which the Options are exercised together with any additional Shares an entitlement to which has arisen under clause 10 in consequence of the exercise of the Options;

(b)	where the Senior Executive elects to hold the Shares on the Company’s certificated subregister, deliver to the Senior Executive a certificate for the Shares so allotted; and

(c)
cancel the certificate delivered pursuant to clause 8.1(a) and, if any Options which have not lapsed remain unexercised, deliver to the Senior Executive a replacement certificate for the Options to reflect the number of those Options which remain unexercised.

8.3
If the Senior Executive has died, the Senior Executive’s legal personal representative shall stand in the place of the Senior Executive for the purposes of clauses 8.1 and 8.2 subject only to prior production to the Company of such evidence as would be required to permit the legal personal representative to become registered as a shareholder in respect of Shares held by the Senior Executive.

8.4	From and including the date of allotment to a Senior Executive of any Shares in accordance with these Rules the Senior Executive shall:

(a)	be the absolute indefeasible beneficial owner of those Shares; and

(b)
subject to the Corporations Law, the ASX Listing Rules and any policy established by the Company applicable to dealing in Shares by Senior Executives, be entitled to sell, transfer, dispose of, mortgage, pledge or otherwise deal with those Shares or any interest therein in every manner whatsoever.

8.5
In the case where a Senior Executive dies or becomes bankrupt the legal personal representative of the deceased Senior Executive or the trustee in bankruptcy of the bankrupt Senior Executive shall be the only person recognised as having any title to the Shares of the Senior Executive issued in accordance with the Options.

8.6	Shares issued on exercise of an Option shall rank pari passu in all respects with Shares already on issue on the date of exercise of the Option.

8.7	After Shares have been allotted pursuant to clause 8.2, the Company will promptly make application for official quotation of those Shares on the ASX.

9.	Adjustment for Rights Issue

9.1
A Senior Executive may only participate in a new issue of Shares or other securities of the Company to holders of Shares if the Option has been exercised in accordance with its terms before the books closing date for determining entitlements to the issue.

9.2	If, during the life of any Option:

(a)	Shares are offered pro rata for subscription by the Company’s shareholders generally (otherwise than pursuant to any of the Current Plans) by way of rights issue; and

(b)
the price at which each Share is so offered is less than the average of the last sale price at which Shares are traded on the ASX for the last five days prior to the day of public announcement of the rights issue;

the Exercise Price shall be reduced by the value of the theoretical rights entitlement (but shall in no event be reduced below the par value of a Share, if any) and that theoretical rights entitlement shall be taken to have a value calculated by applying the following formula:

P - (S + D)
N + 1

where:

P	=	the weighted average price of Shares sold in the ordinary course of trading on the ASX during the 5 business days after public announcement of the rights issue;

S	=	the aggregate amount per Share payable for each new Share under the rights issue;

D	=	any dividends due but not yet paid on existing Shares which will not be payable in respect of new shares issued under the rights issue; and

N	=	the number of cum rights Shares required to be held to receive a right to one new share under the rights issue.

10.	Adjustment for Bonus Issue

10.1
If, during the life of any Option, Shares are issued pro rata to the Company’s shareholders generally (otherwise than pursuant to any Current Plan) by way of bonus issue involving capitalisation of reserves or distributable profits, the Senior Executive shall be entitled, upon later exercise of that Option, to receive in addition to the number of Shares comprised in the Option an allotment of so many additional Shares as would have been issued to a shareholder who, on the date for determining entitlements under the bonus issue, held Shares equal in number to the Shares comprised in the Option exercised.

10.2
The Company’s share premium reserve shall be applied in paying up any such additional Shares at the time of allotment of them, to the extent that the amount standing to the credit of that reserve so permits and to the extent permitted by law.

10.3
Additional Shares to which the Senior Executive becomes so entitled shall, as from the time Shares are issued pursuant to the bonus issue and until those additional Shares are allotted, be regarded as Shares comprised in the relevant Option for the purposes of subsequent applications of clause 10.1 and any adjustments which, after the time just mentioned, are made under clause 11 to the number of Shares comprised in an Option shall also be made to the additional Shares as if they were Shares comprised in the Option.

11.	Adjustment for Reconstruction etc.

In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company (not being a reconstruction referred to in clauses 9.2 and 10 above), the number of Options or the exercise price of the Options (or both) shall be reconstructed (as appropriate) in accordance with the Listing Rules of the ASX (and in particular Listing Rule 3N(4)) and in a manner which will not result in any additional benefits being conferred on a holder of an Option which is not conferred on holders of Shares, but in all other respects the terms of exercise will remain unchanged.

12.	Cumulation of Adjustments

Full effect shall be given to clauses 9.2, 10 and 11 as and when occasions of their application arise and in such manner that the effect of the successive applications of them are cumulative, the intention being that the adjustments they progressively effect shall be such as to reflect in relation to the Shares comprised in an Option the adjustments which on the occasions in question are progressively effected in relation to Shares already on issue.

13.	Participation in Other Opportunities

If, during the life of any Option, securities of any other corporation are offered or otherwise made available to the Company’s shareholders generally, the Company will use its best endeavours to ensure that the Senior Executive is given an opportunity to participate on the same basis as if he or she had then held the Shares the subject of Options.

14.	Rights and Obligations of Senior Executives

14.1	All Senior Executives shall be entitled to the benefit of and shall be bound by the terms and conditions of the Rules and any amendments thereto.

14.2
Whenever the Board exercises a discretion pursuant to the Rules the exercise of that discretion shall be in the sole and absolute discretion of the Board and each decision shall be conclusive, final and binding upon Senior Executives.

14.3
The Plan shall not form part of any contract between any corporation within Origin Energy and any Senior Executive and shall not confer directly or indirectly on any Senior Executive any legal or equitable rights whatsoever against any corporation within Origin Energy (other than rights as a Senior Executive under the Plan against the Company).

15.	General Provisions

15.1
The Company must ensure that sufficient Shares authorised in the capital of the Company which have been created but have not been allotted remain available during the life of the Options to accommodate exercises of the Options.

15.2	Every report and other document sent by the Company to its shareholders generally shall, during the life of any Option, be sent also to the holders of any Options.

15.3
Whenever the number of Shares comprised in an Option or the Option Exercise Price is adjusted pursuant to these Rules, the Company shall give notice of the adjustment to the Senior Executive and the ASX together with calculations on which the adjustment is based.

15.4	Any notice to be given by the Company to the Senior Executive shall be taken to have been given if served personally on the Senior Executive or left at his or her last known place of residence.

16.	Governing Law

The Rules shall be governed by and construed in accordance with the laws for the time being in force in the State of New South Wales, Australia.

17.	Definitions

17.1	In these Rules, unless the context otherwise requires:

“ASX” means Australian Stock Exchange Limited;

“ASX Listing Rules” means the Official Listing Rules of ASX;

“Board” means the Board of Directors of the Company from time to time;

“Origin Energy” means the group of corporations constituted by the Company and its Controlled Entities;

“Business Day” has the same meaning as in the Listing Rules;

“Company” means Origin Energy Limited;

“Controlled Entities” means any of those entities which are controlled by the Company for the purposes of Division 4A of Part 3.6 of the Corporations Law;

“Current Plans” means the Company’s Dividend Reinvestment Plan and the Company’s Employee Share Plan as in force from time to time;

“Exercise Hurdle” means in relation to each Option, the exercise hurdle determined in accordance with clause 3.2;

“Exercise Price” in respect of an Option, means the exercise price of an Option determined in accordance with clause 3.1 as varied or adjusted in accordance with these Rules;

“life” means, in relation to an Option, the period between grant of the Option and its lapse pursuant to clause 7.3;

“Option” means an option granted pursuant to these Rules to subscribe for a Share upon and subject to the terms of these Rules and the terms of the issue of the Option;

“Permanently Disabled” in relation to a Senior Executive means a Senior Executive who is deemed, at the discretion of the Board, to be totally and permanently disabled and “Permanent Disablement” has the equivalent meaning;

“Plan” means the Origin Energy Senior Executive Option Plan as administered in accordance with these Rules;

“Rules” means the terms and conditions of the Plan as amended from time to time;

“Senior Executive” means any senior executive engaged in the full time employment of Origin Energy and includes an executive director of the Company engaged in the full time employment of Origin Energy; and

“Shares” means fully paid ordinary shares of $0.50 each in the capital of the Company or, if at any time the Company’s issued ordinary share capital consists of ordinary shares of some other description by virtue of an event of a kind dealt with by clause 11, those ordinary shares.

17.2
Words importing gender include each other gender; the singular includes the plural and vice versa; headings shall not be taken into account in the interpretation of these Rules; and references to any statutes or sections shall include all statutes or sections amending, consolidating or replacing the statutes or sections referred to.

17.3
These Rules, the offering and granting of any Options, the rights attaching to the Options granted and the issue of any Shares pursuant to the exercise of Options shall at all times be subject to the ASX Listing Rules and Corporations Law applying at that time.

17.4
A reference to the Shares comprised in an Option is a reference to the Shares for which the Senior Executive has for the time being an Option to subscribe by reason of the grant to him or her of that Option, including any Shares resulting from an adjustment made pursuant to these Rules.

17.5
A reference to an offer, issue or distribution to the Company’s shareholders generally is a reference to an offer, issue or distribution to the generality of the holders for the time being of Shares, whether or not including holders of other securities issued by the Company and whether or not including persons in particular places outside Australia or other minority groups who may for a particular reason be excluded from participation.

17.6	A reference to the ordinary course of trading on the ASX shall be interpreted in accordance with the Corporations Law.

17.7	Clause 8.2(b) shall be interpreted as if it were a provision contained in Chapter 6 of the Corporations Law.

17.8
Where any calculation or adjustment to be made pursuant to these Rules, produces a fraction of a cent or a fraction of a share, the fraction shall be eliminated by rounding to the nearest whole number favourable to the Senior Executive.

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